NEWS RELEASE

YAMANA 2007 AND 2008 OPERATING OUTLOOK

Toronto, Ontario, January 11, 2007 - YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce its operating outlook for 2007 and 2008.

Gold production is expected to exceed 620,000 ounces in 2007 increasing to more than 800,000 ounces in 2008 from mines currently in production and mines under construction. Into late 2008, total gold production is expected to increase to an annualized rate of more than one million ounces.

Estimated gold and copper for 2007 and 2008 is detailed below:

Gold Production Estimates (ounces)	2007E	2008E
Fazenda Brasileiro	80-85,000	75-85,000
Fazenda Nova	15-20,000	N/A
Sao Francisco	120-130,000	125-135,000
Chapada Gold	180-205,000	170-190,000
San Andres	70-80,000	75-85,000
Jacobina	120-130,000	170-180,000
Sao Vicente	N/A	45-55,000
Gualcamayo	N/A	90-100,000
Total	585-650,000	750 -830,000
Chapada Copper (lbs. mm)	130-145	165-175
Average Projected Total Cash (US$/oz)	$(114)	$(185)

Cash costs are calculated with copper being treated as a by-product credit assuming a copper price of $2.50/lb and treatment and refining costs of approximately US$65 per tonne and $0.065 per pound respectively. The Company is advised that the assumed treatment and refining costs are appropriate in the context of current market rates. Projected cash costs also take into consideration the impact of the Company’s hedged copper production in 2007 and 2008.

Projected gold production from advanced projects include Sao Vicente, Cl Santa Luz and Gualcamayo with the latter projects subject to completion of feasibility studies and favorable construction decisions expected in early 2007. Production from Sao Vicente and Gualcamayo is for partial year 2008 in which they are in production. Planned production for Gualcamayo will be 200,000 ounces per year beginning in mid 2008. Planned production for C1 Santa Luz is expected to be in the range of 120,000 - 130,000 ounces beginning in late 2008.

Information relating to production ounces includes ounces produced before a mine is considered in commercial production. Commercial production is a convention for determination of the point at which a mine is producing at a sustainable commercial level, after which costs are no longer capitalized and are considered to be operating costs. Commercial production will vary from mine to mine and differs amongst various companies; however the Company considers it to be a level of design capacity that ensures sustainability of operations consistent with commercial practice. Cash costs shown above reflect operating costs after declaration of commercial production.

Commercial production of Chapada continues to be on track for Q1 2007. As disclosed in the Company press release issued January 8, 2007, copper production is expected to be 130-145M pounds in 2007 and 165-175M pounds in 2008.

Yamana's cash balance as of December 31, 2006 at approximately US$65 million together with cash flow from operations is expected to be sufficient to finance construction and sustaining capital costs for its mines under construction and existing mines. Yamana also has a revolving credit facility from which it can draw down up to US $200 million. Yamana has not yet drawn down from this facility and currently has no debt.

Cash costs have assumed a Reais to US Dollar exchange rate of 2.4 to 1.0 in 2007 and 2008 which approximates the current US Dollar exchange rate in forward markets. All dollar amounts shown herein are US Dollars.

On the exploration front, Yamana has allocated approximately $31 million in 2007 to an exploration program focusing primarily at and around Gualcamayo in Argentina and on the Itapicuru greenstone belt north of Fazenda Brasileiro and on the Santa Elina Gold Belt primarily in areas between Sao Francisco and Sao Vicente.

Yamana will being trading on the New York Stock Exchange effective Friday, January 12, 2007 under the symbol “AUY”.

About Yamana

Yamana is a Canadian gold producer with significant gold and copper-gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2007 in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Leslie Powers Director, Investor & Public Relations (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.